UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: February 2019

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Notification of Directors Dealing, dated 20th February 2019

20th February 2019

Notification of transactions by Persons Discharging Managerial Responsibilities and Persons Closely Associated

Micro Focus International plc (the "Company") announces that it was notified on 19th February 2019 of the following transactions in ordinary shares of 10 pence in the capital of the Company (the "Shares").

-       On 18th February 2019, Julie Atkins, a person closely associated with Richard Atkins, transferred 1,300 Shares to Richard Atkins for nil consideration (the "Gifted Shares").

-       On 18th February 2019, Richard Atkins sold the Gifted Shares at a price of 1755 pence per Share and subsequently purchased 1,300 Shares at a price of 1756 pence per Share via an ISA of which he is the beneficiary.

-       On 18th February 2019, Julie Atkins sold 1,500 Shares at a price of 1755 pence per Share and subsequently purchased 1,500 Shares at a price of 1756 pence per Share via an ISA of which she is the beneficiary

The notifications below, which have been made in accordance with the requirements of the EU Market Abuse Regulation, provide further detail.

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	RICHARD ATKINS (PERSON DISCHARGING MANAGERIAL RESPONSIBILITIES)
2	Reason for the notification
a)	Position/status	DIRECTOR
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	1. SALE OF 1,300 ORDINARY SHARES 2. PURCHASE OF 1,300 ORDINARY SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1755 pence per ordinary share	1,300 ordinary shares
		1756 pence per ordinary share	1,300 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	18 FEBRUARY 2019
f)	Place of the transaction	London Stock Exchange XLON

Notification of transaction by PDMR

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	JULIE ATKINS (PERSON CLOSELY ASSOCIATED WITH RICHARD ATKINS (DIRECTOR))
2	Reason for the notification
a)	Position/status	PERSON CLOSELY ASSOCIATED WITH RICHARD ATKINS (DIRECTOR)
b)	Initial notification /Amendment	INITIAL NOTIFICATION
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	MICRO FOCUS INTERNATIONAL PLC
b)	LEI	213800F8E4X648142844
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	ORDINARY SHARES OF 10 PENCE EACH GB00BD8YM01
b)	Nature of the transaction	1. SALE OF 1,500 ORDINARY SHARES 2. PURCHASE OF 1,500 ORDINARY SHARES
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		1755 pence per ordinary share	1,500 ordinary shares
		1756 pence per ordinary share	1,500 ordinary shares
d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	18 FEBRUARY 2019
f)	Place of the transaction	London Stock Exchange XLON

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 20th February 2019

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer